ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

November 21, 2014

George G. Baxter (617) 951-7748 george.baxter@ropesgray.com

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: Amy Miller, Esq.

Re:	Allianz Funds Multi-Strategy Trust (Registration Nos. 333-148624 and 811-22167)—Responses to Comments on Post-Effective Amendments Nos. 63, 64, and 69

Dear Ms. Miller:

I am writing on behalf of Allianz Funds Multi-Strategy Trust (“MST,” or, the “Registrant”) to respond to the comments by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission,” or, the “SEC”) on MST’s Post-Effective Amendments Nos. 63, 64, and 69 (each, a “485(a) Amendment” and, collectively, the “485(a) Amendments”) to MST’s Registration Statement on Form N-1A. The 485(a) Amendments were filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended (“Securities Act”), on the following dates and for the purposes set forth as follows: (i) on August 4, 2014 in connection with the registration of Class R6 and Institutional Class shares of AllianzGI Best Styles U.S. Equity Fund, a new series of the Registrant, and Class A and Institutional Class shares of each of AllianzGI Emerging Markets Consumer Fund and AllianzGI Emerging Markets Small-Cap Fund, each a new series of the Registrant; (ii) on August 19, 2014 in connection with the registration of Institutional Class, Class R6, and Class P shares of each of AllianzGI Best Styles Emerging Markets Equity Fund and AllianzGI Best Styles International Equity Fund, each a new series of the Registrant, and Class A, Institutional Class, and Class P shares of AllianzGI Global Sustainability Fund, also a new series of the Registrant; and (iii) on September 17, 2014 in connection with the registration of Class P shares of each of AllianzGI Best Styles Global Equity Fund and AllianzGI Best Styles U.S. Equity Fund, each a series of the Registrant (collectively with the series of the Registrant named above, each a “Fund” and together, the “Funds”).

We received your oral comments regarding the 485(a) Amendments via telephone on September 24, 2014, October 8, 2014 and October 30, 2014. Summaries of your comments and the Registrant’s responses are set forth below. These responses have been reflected, to the extent applicable, in Post-Effective Amendment No. 73 (the “485(b) Amendment”) to MST’s Registration Statement. The 485(b) Amendment was filed on November 14, 2014 pursuant to Rule 485(b) under the Securities Act.

Prospectuses

General

1.	Comment: Please confirm that the Expense Reductions reflected in the Annual Fund Operating Expenses tables will be in place for no less than one year from the effective date of the 485(b) Amendment and please also confirm that related agreements will be filed as exhibits to the 485(b) Amendment.

Response: The Registrant confirms that the Expense Reductions reflected in the Annual Fund Operating Expenses tables have a contractual term of not less than one year from the effective date of the 485(b) Amendment and that the related agreements were filed as exhibits to the 485(b) Amendment.

2.	Comment: Please confirm that the Annual Fund Operating Expenses tables in the Fund Summaries have been prepared in accordance with the requirements of Form N-1A as to the inclusion or omission, as appropriate, of Acquired Fund Fees and Expenses and any expected fees or imputed expenses resulting from short sales.

Response: The Registrant confirms that the Annual Fund Operating Expenses tables have been prepared in accordance with the requirements of Form N-1A as to Acquired Fund Fees and Expenses and any expected fees or imputed expenses resulting from short sales.

3.	Comment: Please consider revising, as applicable, disclosure in the footnote to the Annual Fund Operating Expenses table relating to the expense reductions in each Fund’s Fund Summary or in the section titled “Management of the Funds–Expense Limitation Arrangements” to provide more information about the “certain credits and other expenses” that are excluded from the calculation of a Fund’s Total Annual Operating Expenses for purposes of determining the amount of any waiver or reimbursement of Fund management fees.

Response: The requested change has been made. Disclosure in the section titled “Management of the Funds–Expense Limitation Arrangements” has been revised as follows (new language denoted by underline):

Specifically, the Manager will waive its Management Fee or reimburse the Fund until the date indicated to the extent that Total Annual Fund Operating Expenses including the payment of organizational expenses, but excluding interest, tax and extraordinary expenses, and certain credits and other expenses, including custodial credits, transfer agency credits and expense offset arrangements, exceed the amount specified for each share class of the Fund as a percentage of average net assets.

4.	Comment: Please consider adding disclosure in the “Portfolio Turnover” section within each Fund Summary, as applicable, indicating that because the Fund is newly formed, a portfolio turnover rate is not available.

Response: The requested change has been made.

5.	Comment: The Staff notes that Turnover Risk is disclosed as a principal risk of each Fund and requests that a statement to the effect that the Fund may engage in frequent trading be included in the “Principal Investment Strategies” section of each Fund Summary.

Response: The Registrant notes that Item 3 of Form N-1A requires a fund to define portfolio turnover, explain its effects on fund performance, and, if applicable, provide the fund’s portfolio turnover rate during the most recent fiscal year. Given that this disclosure is required for all funds—including newly formed funds such as the Funds, and funds that do not engage in frequent trading as a principal investment strategy—the Registrant believes that the inclusion of Turnover Risk is appropriate for all Funds, regardless of whether a Fund engages in frequent trading as a principal investment strategy, and respectfully declines to make the requested change.

6.	Comment: Please revise the sentence in the section titled “Tax Information” within each Fund Summary to clarify that an investor who invests through a tax-deferred arrangement may be taxed upon withdrawal from the Fund.

Response: The Registrant respectfully submits that the current disclosure remains appropriate and in compliance with the requirements of Form N-1A. To the extent that an investor may be taxed upon withdrawal from a Fund, the Registrant believes this result is evident from the term “tax-deferred arrangement.” Furthermore, the language included within this section is identical to the example language used by the Commission in the Appendix to the proposing release for amendments to Form N-1A. See Investment Company Act Release No. 28064 (Nov. 21, 2007). The Registrant recognizes that this Appendix was included in the proposing release for illustrative purposes only, however the final rule release for amendments to Form N-1A did not suggest any additional or new language, and the since-amended Form N-1A does not refer to any need to provide the type of disclosure now requested by the Staff. See Investment Company Act Release No. 28584 (May 28, 2009).

7.	Comment: If derivatives may be taken into account in assessing compliance with a Fund’s 80% test (a “Rule 35d-1 Policy”), please describe how derivatives are included or counted for purposes of such Fund’s Rule 35d-1 Policy and describe how they will be valued. The Staff reiterates its position that a derivative’s market value should be used to include or count such derivative for purposes of a Fund’s Rule 35d-1 Policy. Additionally, please consider revising disclosure in the section titled “Characteristics and Risks of Securities and Investment Techniques—Capitalization Criteria, Percentage Investment Limitations and Alternative Means of Gaining Exposure” to more fully explain the Registrant’s position with respect to how derivatives are valued or counted for purposes of a Fund’s Rule 35d-1 Policy.

Response: For purposes of determining compliance with its Rule 35d-1 Policy, the Registrant respectfully takes the position that a Fund may account for a derivative position by reference to either its market value or notional value, depending on the circumstances. The Registrant respectfully disagrees with the Staff’s position that a derivative contract’s market value is always the sole appropriate measure for determining compliance with a Rule 35d-1 Policy. Consistent with the purposes of Rule 35d-1, the Registrant believes it is appropriate to use a derivative contract’s notional value when notional value is the best measure of the economic exposure the derivatives contract provides to investments that are consistent with the Fund’s name. For example, a fund with the word “bond” in its name might appropriately use the notional value of a long position in a bond futures contract for purposes of measuring the Fund’s compliance with its Rule 35d-1 Policy. This is because the potential performance impact of holding a long position in a bond futures contract would be viewed as tied to its notional value, rather than its market value. The Registrant notes that rigid use of the market values of derivatives contracts for Rule 35d-1 purposes, without regard to economic exposure, would not only serve to prevent funds with appropriate economic exposure to a given type of investment from satisfying their Rule 35d-1 Policies, it would also permit funds with economic exposures very different from their names to comply with their Rule 35d-1 Policies. For example, a fund with “equity” in its name that invests 90% of its assets in equities, but hedges out all of its equity exposure with index futures, would satisfy its Rule 35d-1 Policy notwithstanding that it might have no economic exposure to equity investments.

The Registrant notes that disclosure in the sections titled “Characteristics and Risks of Securities and Investment Techniques—Capitalization Criteria, Percentage Investment Limitations and Alternative Means of Gaining Exposure” in the Prospectus and “Investment Restrictions—Other Information Regarding Investment Restrictions and Policies” in the statement of additional information has been revised in the 485(b) Amendment to reflect the Registrant’s position with respect to the valuation of derivatives for purposes of determining compliance with a Rule 35d-1 Policy (new language denoted by underline):

Prospectus—Characteristics and Risks of Securities and Investment Techniques—Capitalization Criteria, Percentage Investment Limitations and Alternative Means of Gaining Exposure

Unless otherwise stated, if a Fund is described as investing in a particular type of security or other instrument, either generally or subject to a minimum investment percentage, the Fund may make such investments either directly or by gaining exposure through indirect means, such as depositary receipts, derivatives (based on either notional or mark-to-market value depending on the instrument and circumstances), placement warrants or other structured products. Such exposure may be achieved through a combination of multiple instruments or through a combination of one or more investment instruments and cash or cash equivalents.

Statement of Additional Information—Investment Restrictions—Other Information Regarding Investment Restrictions and Policies1

As noted above, certain Funds have adopted policies pursuant to Rule 35d-1(a) under the 1940 Act. For purposes of determining compliance with its Rule 35d-1 policy, a Fund may account for a derivative position by reference to either its market value or notional value, depending on the circumstances. Consistent with the purposes of Rule 35d-1, a Fund may use a derivative contract’s notional value when notional value is the best measure of the economic exposure the derivative contract provides to investments that are consistent with the Fund’s name. In the event a Fund is the buyer or seller of a credit default swap, the Fund may use the notional value of the credit default swap (as a negative number for buying and as a positive number for selling) for purposes of measuring the Fund’s compliance with its Rule 35d-1 policy.

AllianzGI Best Styles Emerging Markets Equity Fund, AllianzGI Best Styles Global Equity Fund, AllianzGI Best Styles International Equity Fund and AllianzGI Best Styles U.S. Equity Fund (for purposes of the next two comments only, each a “Fund” and together, the “Best Styles Equity Funds”)

8.	Comment: The Staff notes that disclosure in the “Principal Investment Strategies” section of the Fund Summary for each Best Styles Equity Fund indicates that the Fund seeks to consistently outperform its benchmark index. If this is a secondary investment objective of any of the Best Styles Equity Funds, please consider revising, as applicable, such Fund’s investment objective, as stated in response to Item 2 of Form N-1A, or, alternatively, please explain supplementally why this is not a secondary investment objective of any of the Best Styles Equity Funds, or remove the referenced disclosure.

Response: The Registrant notes that the referenced disclosure has been removed from the “Principal Investment Strategies” section of each Best Styles Equity Fund’s Fund Summary.

9.	Comment: The Staff notes that the second-to-last paragraph of the disclosure relating to each Best Styles Equity Fund in the section titled “Principal Investments and Strategies of Each Fund” currently states that the Fund may invest in issuers of any capitalization. Please consider removing this language, as it is repetitive of information mentioned previously in this section.

Response: The requested change has been made.

[1]	The Registrant notes that this disclosure was included in the 485(a) Amendment filed on September 17, 2014, but was not included in either of the 485(a) Amendment filed on August 4, 2014 and the 485(a) Amendment filed on August 19, 2014.

AllianzGI Global Sustainability Fund

10.	Comment: Please consider revising disclosure in the “Principal Investment Strategies” section of the Fund Summary to add more information about the environmental, social, and corporate governance (“ESG”) factors evaluated by the Fund.

Response: In response to the comment, the requested change has been made. The following paragraph has been added to the “Principal Investment Strategies” section of the Fund’s Fund Summary:

The Fund believes that there are long-term benefits in an investment philosophy that attaches material weight to certain issues not captured by traditional investment analysis, such as the environment, workplace relations, human rights, community relations, product safety and impact, and corporate governance and business ethics. The Fund also believes that companies that do not exhibit strong records with respect to ESG factors may be at a greater long-term risk of negative economic consequences, compared to companies with strong ESG records.

AllianzGI Emerging Markets Consumer Fund

11.	Comment: The Staff notes that disclosure in the “Principal Investment Strategies” section of the Fund’s Fund Summary currently states that the investable universe consists primarily of 1,300 emerging markets consumer-related equities within the capitalization range of the MSCI Emerging Markets Index and approximately 100 developed markets equities that have significant revenues and/or earnings from emerging market consumers. Please consider including the market capitalization range of securities included in the MSCI Emerging Markets Index.

Response: The requested change has been made.

12.	Comment: The Staff notes that Smaller Company Risk is disclosed as a principal risk of the Fund. Please include corresponding disclosure relating to investments in securities of issuers with smaller market capitalizations in the “Principal Investment Strategies” section of the Fund’s Fund Summary.

Response: In response to the comment, the requested change has been made. The following sentence has been added to disclosure in the section of the Fund’s Fund Summary titled “Principal Investment Strategies”:

The Fund may invest in the securities of issuers of any market capitalization, including smaller capitalization companies.

Statement of Additional Information

13.	Comment: In the section titled “Investment Objectives and Policies—Derivative Instruments—Swap Agreements,” if a Fund writes credit default swaps, please add disclosure stating that when a Fund is a seller of credit default swaps, the Fund will segregate assets equivalent to the full notional value of the credit default swaps.

Response: The requested change has been made.

14.	Comment: The Staff notes that disclosure in the sixth paragraph of the section titled “Investment Restrictions—Other Information Regarding Investment Restrictions and Policies” currently states: “To the extent a Fund covers its commitment under a derivative instrument or other borrowing by the segregation of liquid assets, equal in value to the amount of the Fund’s commitment, or by entering into offsetting positions, such instrument is not considered a ‘senior security’ for purposes of the asset coverage requirements otherwise applicable to borrowings by the Fund.” Please explain how the statement regarding the Fund “entering into offsetting positions” is consistent with relevant SEC Staff guidance, including Release 10666 and Dreyfus Strategic Investing & Dreyfus Strategic Income, SEC Staff No-Action Letter (publicly available June 22, 1987) (“Dreyfus”).

Response: The Registrant notes that, per Release 10666 and its progeny, which include Dreyfus, trading practices involving contractual obligations to pay in the future are subject to the requirements of Section 18 of the Investment Company Act of 1940 Act, as amended (the “1940 Act”) and should be treated as “senior securities” unless: (i) the fund segregates liquid assets designated as such on the fund’s records with a value equal to the fund’s contractual obligations, determined daily on a marked-to-market basis; or (ii) the fund “covers” its obligations (e.g., a fund with a short position in a futures contract could “cover” its obligations by entering into an offsetting transaction whereby it owns the instruments or currency underlying the contract in an amount sufficient to satisfy its obligations thereunder). By way of additional example, according to Dreyfus, a fund that has a long position in a futures or forward contract could “cover” its obligations thereunder by entering into an offsetting transaction (i.e., purchasing a put option on the same futures or forward contract with a strike price at least as high as the price of the contract held by the fund).

The Registrant notes that the referenced disclosure, including the phrase “entering into offsetting positions,” is used by the Funds in a manner that the Registrant believes to be consistent with Release 10666 and its progeny, which include Dreyfus, and is intended to convey the fact that a Fund’s commitments with respect to trading practices involving contractual obligations to pay in the future will be covered by either segregating assets or entering into transactions that act to “offset” (i.e., “cover”) its obligations.

15.	Comment: The Staff notes that disclosure in the section titled “Investment Objectives and Policies—Mortgage-Related and Asset-Backed Securities—Mortgage Pass-Through Securities” currently states: “In the case of privately issued mortgage-related securities, the Funds take the position that mortgage-related securities do not represent interests in any particular ‘industry’ or group of industries.” Please consider revising this disclosure in light of the Staff’s position that, for purposes of a fund’s fundamental policy on industry concentration, privately issued mortgage-related securities represent an investment in an industry or group of related industries.

Response: The Registrant respectfully submits that its current concentration policies and related disclosure are consistent with Section 8(b)(1) of the 1940 Act and the rules and other Commission guidance thereunder. Section 8(b)(1) requires an investment company (“fund”) to state in its registration statement, among other things, whether it reserves the freedom to concentrate investments in a particular industry or group of industries (a “concentration policy”). If such freedom is reserved, Section 8(b)(1) requires the fund to include a statement briefly indicating, insofar as is practicable, the extent to which the fund intends to concentrate its investments.

Neither the 1940 Act nor Form N-1A specifies how to define an “industry” for purposes of a fund’s concentration policy under Section 8(b)(1). Former Guide 19 to Form N-1A, which was superseded when Form N-1A was overhauled in 1998, provided that a fund may select its own industry classifications; however, such classifications must be reasonable and should not be so broad that the primary economic characteristics of the companies in a single class are materially different. In the SEC No-Action Letters issued to Morgan Stanley Securities Trust and BlackRock Multi-Sector Income Trust, each dated July 8, 2013, the Staff conceded that Section 8(b)(1) allows funds “some discretion” to implement a concentration policy and states that “a fund must clearly and precisely describe, with as much specificity as is practicable, the circumstances under which the fund intends to concentrate its investments.”2

The Registrant believes that if it were to treat privately issued mortgage-related securities as a single industry or group of industries, such grouping would be overly broad and would encompass companies with materially different economic characteristics. The Registrant believes that its disclosed position regarding the treatment of privately issued mortgage-related securities for purposes of a fund’s industry concentration policy is therefore reasonable and appropriate and respectfully declines to revise the disclosure relating to privately issued mortgage-related securities.

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[2]	Quoted language can be found in each of Morgan Stanley Securities Trust SEC No-Action Letter (Jul. 8, 2013); and BlackRock Multi-Sector Income Trust SEC No-Action Letter (Jul. 8, 2013).

Tandy Representation

On behalf of the Registrant, we acknowledge that: (i) the Commission is not foreclosed from taking any action with respect to this filing; (ii) the Commission’s staff’s review of this filing, under delegated authority, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in this filing; and (iii) the Registrant will not assert the Commission’s staff’s review as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. As indicated in the Commission’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed, and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Registrant.

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Please do not hesitate to call me (at 617-951-7748) or George B. Raine (at 617-951-7556) if you have any questions or require additional information.

Kind regards,

/s/ George G. Baxter IV

George G. Baxter IV

cc:	Julian Sluyters
Thomas J. Fuccillo, Esq.
Angela Borreggine, Esq.
Debra Rubano, Esq.
David C. Sullivan, Esq.
George B. Raine, Esq.
Timothy F. Cormier, Esq.